April 30, 2025	Alan A. Lanis, Jr. direct dial: 310.442.8828 jrlanis@bakerlaw.com

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

Attn: Eranga Dias and Jay Ingram

Re:	Nuvve Holding Corp. Registration Statement on Form S-1 Filed April 7, 2025 File No. 333-286407

Ladies and Gentlemen:

On behalf of Nuvve Holding Corp. (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 18, 2025 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed with the Commission on April 7, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in italics, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to Form S-1 Registration Statement (the “Amended Registration Statement”).

Registration Statement on Form S-1 filed April 7, 2025

General

1.	We note that you are registering the resale of up to 41,035,354 shares of “Common Stock issuable upon the conversion or exercise of future Notes or Warrants, respectively, issuable upon the exercise of outstanding Additional Investment Rights.” Because these "future Notes or Warrants" are not yet outstanding and will not be outstanding until the selling stockholders exercise the Additional Investment Right to receive them, it does not appear appropriate at this time to register the resale of the associated common stock. Please revise your registration statement accordingly or provide us your legal analysis as to why you are able to register these shares at this time. Refer generally to Securities Act Compliance Disclosure and Disclosure Interpretation 139.11.

The Company has removed the 41,035,354 shares of Common Stock issuable upon conversion or exercise of the “future Notes or Warrants” from the shares to be registered under the Amended Registration Statement.

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April 30, 2025

If Staff should have any questions or comments regarding this submission or response, please feel free to contact me at (310) 442-8828. Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Alan A. Lanis, Jr.
Alan A. Lanis, Jr.
Partner